                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          GENERAL MICROWAVE CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    370307100
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].








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SCHEDULE 13D (Amendment No. 1)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Adam M. Hutt

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                       7.      SOLE VOTING POWER
                               0


                       8.      SHARED VOTING POWER
  SHARES                       60,000
BENEFICIALLY
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON                       0
   WITH

                       10.     SHARED DISPOSITIVE POWER
                               60,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  60,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.0%

14.     TYPE OF REPORTING PERSON*
                  IN







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SCHEDULE 13D (Amendment No. 1)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AMH Equity, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  0


                          8.      SHARED VOTING POWER
  SHARES                          60,000
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          0
   WITH

                          10.     SHARED DISPOSITIVE POWER
                                  60,000

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  60,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.0%

14.     TYPE OF REPORTING PERSON*
                  CO






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SCHEDULE 13D (Amendment No. 1)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.     SOLE VOTING POWER
                                 19,200


                          8.     SHARED VOTING POWER
  SHARES                         4,800
BENEFICIALLY
 OWNED BY
REPORTING                 9.     SOLE DISPOSITIVE POWER
  PERSON                         19,200
   WITH

                         10.     SHARED DISPOSITIVE POWER
                                 4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  24,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.0%

14.     TYPE OF REPORTING PERSON*
                  IN




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SCHEDULE 13D (Amendment No. 1)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  0


                          8.      SHARED VOTING POWER
  SHARES                          4,800
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          0
   WITH

                         10.      SHARED DISPOSITIVE POWER
                                  4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14.     TYPE OF REPORTING PERSON*
                  CO







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SCHEDULE 13D (Amendment No. 1)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                          7.      SOLE VOTING POWER
                                  0


                          8.      SHARED VOTING POWER
  SHARES                          4,800
BENEFICIALLY
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          0
   WITH

                         10.      SHARED DISPOSITIVE POWER
                                  4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14.     TYPE OF REPORTING PERSON*
                  PN





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Item 1.  Security and Issuer

                  This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), amends the Schedule 13D filed by the Reporting Persons (as defined in Item 2) on July 11, 1996 and relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of General Microwave
Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5500 New Horizons Boulevard, Amityville, New York 11701. This Amendment No. 1 is being filed by the Reporting Persons to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed to have acquired beneficial ownership of an additional one percent or more of the outstanding Common Stock.

Item 2. Identity and Background

                  Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

                  Ladenburg, AMH Equity, Leviticus Partners, Corsair Partners, Corsair Partners II, CMP and Corsair Management each have their principal business offices at 590 Madison Avenue, New York, New York 10022.

Item 3. Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Schedule 13D is hereby supplemented with respect to Mr. Hutt and AMH Equity by the following:

                  As of the date hereof, Mr. Hutt and AMH Equity beneficially owned 60,000 shares of Common Stock. Since July 11,




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1996,  Mr. Hutt and AMH Equity  acquired  beneficial  ownership of an additional
12,500 shares of Common Stock for an aggregate purchase price of approximately $75,500. The source of funds for the purchase of the 11,000 shares of Common Stock listed on Annex A hereto was investment capital contributed by the limited partners of Leviticus Partners. The remaining 1,500 shares of Common Stock were contributed in-kind to Leviticus Partners by its limited partners and were valued at $6.75 per share on August 1, 1996, the date of such contribution. Mr. Hutt is also a limited partner of Leviticus Partners.

Item 5. Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby supplemented with respect to Mr. Hutt and AMH Equity by the following:

                  (a)(i) On the date of this Statement, Mr. Hutt may be deemed a beneficial owner of the 60,000 aggregate shares of Common Stock (approximately 5.0% of the Common Stock outstanding) held for the account of Leviticus Partners.

                  (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which AMH Equity may be deemed a beneficial owner is 60,000 (approximately 5.0% of the Common Stock outstanding).

                   (b)(i) By virtue of his position as the sole shareholder of AMH Equity and pursuant to the partnership agreement of Leviticus Partners, Mr. Hutt may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus

Partners, including 60,000 shares of Common Stock held by Leviticus Partners.

                   (ii) By virtue of its position as the sole general partner of Leviticus Partners, AMH Equity may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 60,000 shares of Common Stock held by Leviticus Partners.

                  The percentages used herein are calculated based upon the 1,205,659 shares of Common Stock stated to be issued and outstanding at December 31, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1996.

                  (c) Except for the transactions listed in Annex A hereto, there have been no transactions with respect to the Common Stock during the past 60 days by any of Mr. Hutt, Mr. Petschek, AMH Equity, CMP or Corsair Management.

Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997                    /s/ Adam M. Hutt
                                          --------------------------------
                                          Adam M. Hutt



                                          AMH EQUITY, LTD.


                                          By: /s/ Adam M. Hutt
                                          Name:  Adam M. Hutt
                                          Title: President


                                          /s/ Jay R. Petschek
                                          --------------------------------
                                          Jay R. Petschek



                                          CORSAIR MANAGEMENT COMPANY, INC.

                                              /s/ Jay R. Petschek
                                          By:-----------------------------
                                          Name:  Jay R. Petschek
                                          Title: President



                                          CORSAIR MANAGING PARTNERS

                                          By: Corsair Management Company,
                                              Inc., a general partner

                                             /s/ Jay R. Petschek
                                          By:-----------------------------
                                          Name:  Jay R. Petschek
                                          Title: President





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                                     Annex A


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                        OF GENERAL MICROWAVE CORPORATION



                          Date of         Nature of       Number of    Price Per
For the Account of:       Transaction     Transaction     Shares       Share
-------------------       -----------     -----------     ---------    ---------

Leviticus Partners        4/10/97         Purchase          3,500       $4 3/8
Leviticus Partners        7/17/96         Purchase          2,500       $6.675
Leviticus Partners        7/16/96         Purchase          5,000       $6.675